UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

May 10, 2007

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12
Moscow 123610
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☒

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________________________

MECHEL ANNOUNCES COMMISSIONING OF NEW BERTH AT

ITS TRADE PORT POSIET SUBSIDIARY

Posiet, Russia — May 10, 2007, — Mechel OAO (NYSE: MTL) announces the commissioning of a new berthing wall and warehouse area at its subsidiary, Trade Port Posiet OAO.  The commissioning will enable the port to accept a new class of 40K tonne ships this year and will allow Mechel to broaden its capabilities of marketing coal to Asian Pacific countries.

The new berthing wall is 60 meters long and was developed by the Far East Marine Research Institute.  Construction of the berthing wall and surrounding area was completed in 9 months, earlier than the 11 month period originally planned.  The cost of constructing the facility was about RUR 63.0 million (about US$ 2.5 million).  With the new wall commissioning the total berthing wall length becomes 510 meters

Currently, the port is capable of accepting various types of ships with up to 25K-tonnes of carrying capacity.  With commissioning of the new berth, the port will be capable of accepting and handling 40K-tonne Handymax class ships as early as this year.  This will enhance Mechel’s capabilities in marketing coal to Asian Pacific countries.

The new berth has been constructed in line with the port’s development program.  The program envisages achieving about 5 million tone freight turnover in 2010.  The program also includes installation of specialized high-performance equipment for coal transshipping and construction of additional warehouse areas in an adjacent area which will enable total concurrent storing of about 300K tonnes of four different grades of coal.

Mechel specialists’ original solution regarding additional loading to high-capacity ships was implemented in this project.  It enables loading to ships with up to 40K-tonne carrying capacity in the berths with the depth designed for loading to 25K-tonne ships.  Additional loading is performed not on the road but directly at the port.  Accepting the first 40K-tonne ship is scheduled for August 2007.

The capacity of Trade Port Posiet’s warehouses was about 90K tonnes in 2004, the year of its acquisition by Mechel.  Today the port can concurrently store up to 160K tonnes of two different grades of coal in its existing warehouse areas.  After the new berth commissioning, the newly formed area will allow for a cordon warehouse with about 200K tonne capacity. Storing another 100K tonnes is planned in the rear zone areas formed as the result of useful development of the adjacent hill.

The Trade Port Posiet’s freight turnover was 845K tonnes in 2003, prior to its incorporation into Mechel.  With Mechel’s implementation of the port development program, its design throughput capacity constantly increased with the freight transshipment flow totaling about 1.5 million tonnes in 2006.  In 2007, the freight turnover increases to 2 million tonnes of export coal, with the capability to clean coal by separators at the port.

Trade Port Posiet is advantageously located on the Sea of Japan (south of Vladivostok on Russia’s border with China and North Korea) and has convenient railway connections with Siberia, North-West China, and North Korea.

“We are pleased to announce the commissioning of the new berthing wall and new warehouse areas ahead of schedule and in line with the development program, which envisages reaching annual freight turnover of about 5 million tonnes by 2010.  We plan to make Trade Port Posiet the main hub of coal transshipment for export to Asian Pacific countries, thus increasing our ability to sell our coal to this region,” Mechel’s Chief Operating Officer Alexey Ivanushkin commented.

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Mechel OAO

Irina Ostryakova

Director of Communications

Phone: 7-495-221-88-88

irina.ostryakova@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO

Date: May 10, 2007